Exhibit 3.1

CATCHA INVESTMENT CORP

(the “Company”)

EXTRACT OF THE MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD VIRTUALLY AND AT THE OFFICES OF GOODWIN PROCTER LLP LOCATED AT 620 8TH AVENUE, NEW YORK, NEW YORK 10018, UNITED STATES OF AMERICA, ON FEBRUARY 16, 2024 AT 9:00AM (EASTERN TIME)

Proposals

The Chairman at the Extraordinary General Meeting of the Company held on February 16, 2024 (the “Meeting”), hereby certifies that this is a true extract of the minutes of the Meeting

RESOLVED, as a special resolution THAT, the Amended and Restated Memorandum and Articles of Association (the “Articles”) of the Company be amended by:

(a) amending Article 49.7 by deleting the following introduction of such sub-section:

“In the event that the Company does not consummate a Business Combination by February 17, 2024, or such earlier date as determined by the Company’s board of directors or such later time as the Members may approve in accordance with the Articles, the Company shall:”;

and replacing it with the following:

“In the event that the Company does not consummate a Business Combination by February 17, 2024 (or, if the Board extends the date for up to three additional one-month periods in accordance with the requirements below, the date to which such deadline is extended, which shall be no later than May 17, 2024) (the “Termination Date”), the Company shall:”;

(b) amending Article 49.7 by adding the following at the end of such section:

“Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated an initial Business Combination by February 17, 2024, the Company may elect to extend this timeframe up to three times by an additional one month each from February 17, 2024 to March 17, 2024, from March 17, 2024 to April 17, 2024, or from April 17, 2024 to the Termination Date, by resolution of the Board if requested by the Sponsor, and upon five business days’ advance notice prior to the expiry of the applicable monthly extension up to the Termination Date (or such shorter notice period as the Board may permit in its sole discretion); and

(c) amending Article 49.8(a) by deleting the words:

“by February 17, 2024, or such earlier date as determined by the Company’s board of directors or such later time as the Members may approve in accordance with the Articles”

and replacing them with the words:

“by February 17, 2024 (or, if the Board extends the date for up to three additional one-month periods in accordance with the requirements in Article 49.7, the date to which such deadline is extended, which shall be no later than May 17, 2024)” (the “Extension Amendment”), provided that this Extension Amendment shall not be approved or effective (i) if, as a consequence of redemptions submitted to the Company pursuant to Article 49.8 of the Articles, the Company’s net tangible assets would be less than $5,000,001 following such redemptions; or (ii) if the Trust Amendment Proposal (as defined in the Proxy Statement enclosing the Notice of Extraordinary General Meeting materials as tabled at the Extraordinary General Meeting) is not approved.

Voting

The resolution referenced above was put to the meeting.

The voting results of the proposals are set out in the Report of Inspector of Election from the Inspector (a copy of which is attached to these minutes.

The Chairman declared that the resolution referenced above was carried. The Chairman further noted

that as a result, the proposal to adjourn the meeting was not required to be put to the meeting

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Termination of Meeting

There being no further business the meeting was concluded.

/s/ Wai Kit Wong
Chairperson